Enterra Energy Trust Provides Financing Update

Calgary, AB - November 8, 2006 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) announced today it and its underwriters are reconsidering the recently announced bought deal financing in light of the proposed changes to the taxation of income trusts and the ensuing impact on the capital markets. On October 24, 2006, the Trust concurrently announced a $155-million bought deal of trust units and convertible unsecured subordinated debentures, and related $200-million in senior secured credit facilities. The bought deal financing was originally scheduled to close on November 9, 2006 and has been postponed pending the reconsideration.

In order to increase the financing options available to the Trust, Enterra also announces that it has agreed to terms with one of its existing lenders, Brookfield Bridge Lending Fund Inc., for a $350-million Senior Secured Bridge Facility.  If used, drawdown under the facility is expected to occur on or about November 30, 2006 and is subject to a number of conditions including formal documentation and approvals by both parties. The loan would mature on May 31, 2007.

The net proceeds from the bought deal financing together with drawings under the related senior secured credit facilities, or possible drawings under the Senior Secured Bridge Facility, will be used to repay in full all indebtedness under the current outstanding bridge facilities.

About Enterra

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada and in Oklahoma and Wyoming, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements in this press release include, but are not limited to, statements with respect to the closing of the offering and the use of proceeds of the offering. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (877) 263-0262

Telephone: (877) 263-0262

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com